FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

Item

1	Financial statements for the first half of 2007, sent to the Spanish stock market regulator (Comisión Nacional del Mercado de Valores).

Item 1
ACTIVITY AND RESULTS First Half 2007 July 26th, 2007

Item 1 Important information Banco Santander Central Hispano, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In connection with the offer to acquire all of the issued and outstanding ordinary shares of ABN AMRO and all of the outstanding American depository shares of ABN AMRO (the “Offer”), Fortis NV, Royal Bank of Scotland plc and Santander and certain of their affiliates (collectively, the “Banks”) filed with the SEC a Registration Statement on Form F-4, which constitutes a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISIONS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors can obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov). Copies of all documents filed in connection with the Offer may also be obtained from each Bank, without charge. Nothing contained in this presentation is an offer of securities for sale into the United States. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in these web pages in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. Index Grupo Santander basic ideas H1’07 Business areas’ performance H1’07 Offer for ABN AMRO Conclusions Appendix

First Half 2007: the drivers of Q1’07 are maintained

H1’07 Highlights Strong EPS performance without capital gains in Q2’07 (+21% 1 over Q2’06 and +16% over Q1’07) ... Quarterly ESP without capital gains (*) Without capital gains and extraordinary allowances

H1’07 Highlights 1 ... after a record quarter in attributable profit before capital gains ... Adding the capital gains from Intesa Sanpaolo (EUR 566 mill.), first half attributable profit reached EUR 4,458 million (*) Without capital gains

H1’07 Highlights 1 These results arise from the high “vertical” quality of the income statement ...
TOTAL GROUP _____ Change o/ H1’06 EUR Million _____ H1’07 Amount _____ % Gross operating income 13,207 +2,367 +21.8 Operating expenses -5,980 -531 +9.7 Net operating income 7,193 +1,828 +34.1 Loan-loss provisions -1,511 -410 +37.3 PBT (w/o capital gains) 5,395 +1,151 +27.1 Net profit from ordinary activity 4,161 +809 +24.1 Attributable profit (w/o capital gains) 3,892 +676 +21.0 Attributable profit 4,458 +1,242 +38.6

H1’07 Highlights 1 ... and from the high “horizontal” quality... Financial Management & Equity Stakes: EUR -536 million of attributable profit without capital gains, versus EUR -123 million in H1’06

9

H1'07 Highlights. Revenues

2 Strong increase of the most recurrent revenues improves commercial revenue growth over the first quarter …

Gross operating income


EUR Million
13,207
+21.8%
10,840
H1'06
H1'07

EUR Mill.	H1'07	Change o/ H1'06 Amount	%
Net int. inc. w/o divd.	7,133	+1,329	+22.9
Dividends	284	+47	+19.8
Equity method results	160	-81	-33.7
Fees & commissions	4,154	+660	+18.9
Insurance activity	189	+42	+28.1
Commercial revenue	**11,919**	**+1,996**	**+20.1**
Trading gains	1,288	+371	+40.5
Gross op. income	**13,207**	**+2,367**	**+21.8**

Santander 150 AÑOS

H1’07 Highlights. Revenues 2 ... arising from increased customer business and price management (*) Excluding Drive: +19.0% Note: Negative impact from exchange rates: -2/-3 percentage points year-on-year growth

H1’07 Highlights. Efficiency 3 Further efficiency ratio improvement at Group level (for the first time below 45%) and in all business segments (*) Including amortizations

12

H1'07 Highlights. Expenses

3 Continued selective growth in costs due to investment in commercial capacity* and global projects

Operating expenses



EUR Mill.
+531 mill (+10%)
Financial Mgmt. & Equity Stks.
Latam.
Abbey
Continental Europe
5,450
301
1,978
986
2,185
5,980
397
2,147
969
2,467
+96 mill (+32%)
+168 mill (+9%)
-17 mill (-2%)
+283 mill (+13%)
H1'06
H1'07

	Change o/ H1'06 EUR Mill.	Change o/ H1'06 %
Santander Branch Network	+64	+7
Banesto	+20	+4
SCF	+68	+21
Portugal	+19	+8
Rest Europe	+111	+40
Brazil**	+49	+6
Mexico**	+20	+5
Chile**	+10	+3
Financial Management & Equity stakes	+96	+32

(**) w/o exchange rates: Brazil, +7%; Mexico, +14%, Chile, +13%

(*) Increased commercial capacity (12 months): branches (+6%); ATMs (+9%)

Santander

150

H1’07 Highlights. Loan-loss provisions Good performance of revenues and costs allows the higher loan-4 loss provisions to be absorbed and to maintain strong growth of net operating income

H1’07 Highlights. Loan-loss provisions 4 Increase over H1’06 due to greater lending and change of mix towards more profitable products, but with higher risk premium Loan-loss provisions* by geographic areas (*) Not including country-risk. Positive sign: allocation; negative sign: release (**) Specific loan-loss provisions are reduced by written-off assets recoveries

H1’07 Highlights 5 Maintaining high balance sheet strength (*) On a like-for-like basis with 2007 (criteria change in Portugal in Q1’07). Published NPL ratio in June ‘06: 0.83% and coverage: 186%.

Index Grupo Santander basic ideas H1’07 Business areas’ performance H1’07 Offer for ABN AMRO Conclusions Appendix

CONTINENTAL EUROPE

Continental Europe H1’07 EUR 2,468 million of attributable profit for the first half, a new quarterly record in retail banking (*) Personnel + administrative expenses + depreciation and amortization

Europe: Main units H1’07 EUR Mill. and % o/ H1’06 Solid and diversified growth: net operating income and attributable profit around 25% or above in all units (*) Net profit from ordinary activity (**) Including Drive. Excluding Drive: gross operating income +12%; net operating income +13% and attributable profit +8% (***) Banif, Asset Management and Insurance and Global Wholesale Banking

Santander Branch Network Key highlights Customer increase with special focus on linkage (+6% in twelve months) — Retention improvement and service quality (complaints: -63%) Activity increase with customer spreads improvement: net interest income: +21% Loan growth: mortgage deceleration and impact historical growth in Q2’06 Results Revenues growth with strong efficiency ratio improvement ... Maintains a profitable growth model, combining greater business, earnings and investment in expansion of retail network and customers

Banesto Key highlights Linked customers increase (from 42.0% of the total to 42.5% in 12 months) Activity increase with customer spreads improvement: net interest income : +18% Strong growth in SMEs and companies and mortgage deceleration Results Revenues acceleration with strong improvement in efficiency ratio ... Maintains a profitable growth model, combining greater business, earnings and investment in expansion of retail network

Santander Consumer Finance Key highlights SANTANDER CONSUMER EUROPE Spreads still impacted by interest rates rises, although showing a better Q2 in revenues Activity: — Auto market performance in line with market — Impact of VAT increase in Germany — Strong growth of more profitable products Results Revenue growth and efficiency ratio improvement in European units and Drive ... Better performance of Europe in the quarter, reaching record net operating income (although still impacted by interest rates and Germany) and of Drive in the US (*) Excluding Drive

Portugal Key highlights Customer increase with focus on linkage (+5% in 12 months) — Conta Connosco Plan (“Zero Commissions”) Increase in commercial activity with spreads basically flat. Net interest income: +7% Loans: growth of target segments, lower corporate share Balances change o/ Jun ‘06 +20% Results Revenues growth (supported by net int. inc. and customers trading gains and capital gains) and better efficiency ratio... Better customer performance allows a good quarter in retail business and in recurrent revenues. BPI sale has little impact on final profit (*) Excluding BPI capital gains

ABBEY

United Kingdom — Abbey H1’07 £ Mill. Achieving objectives in both revenues and costs. Attributable profit to the Group: £ 406 mill. (EUR 602 mill.) Change H1’07 / H1’06 (*) Personnel + administrative expenses + depreciation and amortizations

Abbey Key Highlights Strengthening product range in savings and mortgages Investment growth and cards launching (June) supported by the Group’s global units and IT New developments in Partenón: In H2’07, core applications for loans and payments A strategy well perceived by the market: — On a business level: “Best Overall Mortgage Lender” by Financial Adviser — On a brand level: in BrandIndex 2007, the highest improvement in acknowledgement among UK “peers” Results Main focus on spreads (net interest income +9.5% in sterling)... In line with the three-year plan targets

Abbey. Business performance (*) API: Annual Premium Income measures the flows that impact revenue and commissions

LATIN AMERICA

Total Latin America H1’07 US$ Mill. Attributable profit of US$ 1,807 mill., after a new record quarter in retail banking and a very good market performance (*) Personnel + administrative expenses + depreciation and amortization

Latin America: Main countries H1’07 US$ Mill. and % o/ H1’06 Strong growth of revenues in all countries with costs under control. Increased LLPs due to greater lending and change of mix (*) Impact from normalisation of tax regulation. PBT: +35% (**) Net profit (before minority interests): +35%

Brazil. Key highlights of the quarter Macro and financial environment Solid macro fundamentals with sharp falls in average interest rates (-382 pb H1’07 / H1’06) and country-risk at minimum levels (160 pb) Loans: +20%; Savings: +20%* Key Highlights Customer increase in 12 months (total: +900,000 and linked: +300,000) Investing in commercial capacity: branches (+157 branches, focus in Río) and ATMs (+195) Growing above market in loans to individuals, cards and mutual funds. Results Revenue growth (due to volume, fees and portfolio sales; lower spreads) with strong efficiency ratio improvement ... Business growth and balance sheet management make up for spreads fall, obtaining excellent results in net operating income and attributable income (*) Business growth in local currency. Savings: deposits + mutual funds

Mexico. Key highlights of the quarter Macro and financial environment Solid macro fundamentals and greater institutional stability (agreement to modify public workers pension plans and tax reform pending approval) Short term interest rates: +25 pb since April ‘07 Loans: +23%; Savings: +12%* Key Highlights Customer increase in 12 months (total: +1.3 million and linked: +440,000) Investing in commercial capacity: branches (+25), ATMs (+453; +14%) Growing above market in consumer loans, cards and companies Results Revenue growth due to net interest income (+45%; volume and spreads) and commissions and efficiency ratio improvement ... Solid business and profitable growth produce strong rises in gross and net operating income and attributable profit (*) Business growth in local currency. Savings: deposits + mutual funds (**) Manageable loans (***) Includes branches in Casa de Bolsa

Chile. Key highlights of the quarter
Macro and financial environment
Macro: solid fundamentals
In Q2’07: Inflation slightly positive and flat interest
rates
Loans: +18%; Savings: +21%*
Key Highlights
Customer increase in 12 months (total: +250,000
and linked: +115,000)
Investing in commercial capacity: branches
(+60;+14%), ATMs (+302; +21%)
Growing above market in loans to individuals,
specially in consumer and mortgages
Results Customer revenues growth and recovery of UF revenues (UF negative impact in the two previous quarters) and new efficiency ratio improvement ... Consolidating the growth trend of the previous quarter supported by solid underlying retail customer business (*) Business growth in local currency. Savings: Deposits + mutual funds

SECONDARY SEGMENTS

Secondary Segments Results EUR Mill. (*) Personnel + administrative expenses + depreciation and amortizations

Retail Banking EUR million Retail Banking: solid performance in all geographic areas Retail banking

Global Wholesale Banking Strong increase in business with customers in a very active market, with good contribution from markets. The recovery of generic provisions continues Note. GTB: Global Transaction Banking (cash management, trade finance, custody and basic financing).

Asset Management and Insurance Insurance: good performance in all geographic areas. Impact of tax changes on mutual funds in Spain and regulatory changes in pensions in Latin America (*) Insurance fees plus Insurance activity

Index Grupo Santander basic ideas H1’07 Business areas’ performance H1’07 Offer for ABN AMRO Conclusions Appendix

Offer for ABN AMRO EUR 38.40 / ABN AMRO share _____ Cash percentage is increased up to 93% (approx.) Santander maintains its participation in the joint offer (EUR 19.9 bill.) Offer period: from 23 July 2007 to 5 October 2007
Initial proposal _____ Offer May 29th _____ July 20th Offer per one 30.40 euros + 0.844 new RBS 35.60 euros + 0.296 new ABN AMRO share (cash)shares (cash) RBS shares Offer value per one ABN AMRO share 38.40 euros 38.40 euros* % cash (approx.) 79% 93% Total ABN AMRO value 71.1 bill. euros 71.1 bill. euros
(*) Price RBS share as of July 13, 2007 (640.0 p.)

Index Grupo Santander basic ideas H1’07 Business areas’ performance H1’07 Offer for ABN AMRO Conclusions Appendix

An excellent first half for Santander New record quarter in profit: EPS +21% More recurrent revenues and efficiency ratio were the growth drivers Profit diversification: the three principal segments growing at 20%* or more Strong increase in customer business, mainly in Latin America and Global Wholesale Banking —In Spain, deceleration due to mortgages and structuring of Global WholesaleBanking balances — In Abbey, focus on better spread and business diversification Ongoing high asset quality and improving solvency ratios — Core capital (6.27%) increases for the fourth straight quarter In addition to growth of “business as usual” — We keep investing in future business (networks, global units, IT systems ...) — And we are already working on I-10 All of it should allow us to outperform our competitors ... (*) Attributable profit in management currency as we did in the first quarter Santander’s EPS: growth above average ... (*) Includes main American banks, Swiss banks and Eurozone Top 10 by market capitalisation. Excludes British banks which publish results every six months

Next quarters forecast Maintaining high growth rate in customer activity Continuing active management of spreads by units / businesses. No significant changes at Group level are expected Maintaining solid revenue growth, supported by net interest income and fees Costs in line with our plans for commercial expansion and global businesses development Focus on credit quality and risk / profitability management In short, further profit growth and strategies point to surpassing EUR 8,000 million of attributable profit without capital gains for the full year 2007

Index Grupo Santander basic ideas H1’07 Business areas’ performance H1’07 Offer for ABN AMRO Conclusions Appendix

Continental Europe. Main units spreads (%)

Continental Europe. NPLs and coverage

Abbey. Spreads and NPLs ratio (%)

Latin America. Main countries spreads (%)

Latin America. NPLs and coverage

Relations with Investors and Analysts Ciudad Grupo Santander Edificio Pereda, 1[a] planta Avda de Cantabria, s/n 28660 Boadilla del Monte, Madrid (España) Teléfonos: 91 259 65 14 — 91 259 65 20 Fax: 91 257 02 45 e-mail: investor@gruposantander.com www.gruposantander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: July 30, 2007	By:	/s/ José Antonio Alvarez

Name: José Antonio Alvarez
Title: Executive Vice President